Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. BC-1-I dated October 29, 2012

Term Sheet
Product Supplement No. BC-1-I
Registration Statement No. 333-177923
Dated October 29, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
8.25%* per annum Callable Yield Notes due May 1, 2014 Linked to the Common Stock of Caterpillar Inc.

General

- The Notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock and to forgo dividend payments.
- Investors should be willing to accept the risks of exposure to equities in general and the common stock of Caterpillar Inc., in particular, and to assume the risk that they will receive less interest if the Notes are redeemed early and the risk that, if the Notes have not been redeemed early, they may lose some or all of their principal at maturity.
- The Notes will pay at least 8.25% per annum interest over the term of the Notes, assuming no early redemption, payable at a rate of at least 2.0625% per quarter. **However, the Notes do not guarantee any return of principal at maturity. Instead, if the Notes have not been redeemed early, the payment at maturity will be based on whether a Knock-In Event has occurred and whether we elect to exercise our physical settlement option as described below. If the Notes are redeemed early, you will receive, for each $1,000 principal amount Note, $1,000 *plus* accrued and unpaid interest. Any payment on the Notes is subject to the credit risk of JPMorgan Chase & Co.**
- The Notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates set forth below. If the Notes are redeemed early, payment on the applicable Interest Payment Date on which the Notes are redeemed early for each $1,000 principal amount Note will be a cash payment of 1,000 *plus* any accrued and unpaid interest to but excluding the applicable Interest Payment Date on which the Notes are redeemed early, as described below.
- If the Notes are not redeemed early, payment at maturity for each $1,000 principal amount Note will be a cash payment of $1,000, a cash payment of less than the principal amount or delivery of shares of the Reference Stock (with fractional shares paid in cash), in each case, together with any accrued and unpaid interest, as described below.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 1, 2014*
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stock:	The common stock, par value $1.00 per share, of Caterpillar Inc. (New York Stock Exchange symbol "CAT"). We refer to Caterpillar Inc. as "Caterpillar."
Interest Rate:	At least 8.25%* per annum over the term of the Notes, assuming no early redemption, payable at a rate of at least 2.0625%* per quarter *The actual Interest Rate will be determined on the Initial Valuation Date and will not be less than 8.25% per annum
Knock-In Barrier:	**An amount that represents 70.00% of the Initial Price, subject to adjustments**
Early Redemption at Our Option:	We, at our election, may redeem the Notes, in whole but not in part, on any of the Interest Payment Dates prior to the Maturity Date at a price for each $1,000 principal amount Note equal to the Redemption Price. If we intend to redeem your Notes, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Date.
Redemption Price:	For each $1,000 principal amount Note, $1,000 *plus* any accrued and unpaid interest to but excluding the relevant Interest Payment Date on which the Notes are redeemed early.
Initial Valuation Date:	On or about October 29, 2012
Issue Date:	On or about November 1, 2012
Final Valuation Date*:	April 28, 2014
Maturity Date*:	May 1, 2014
CUSIP:	48126DGH6
Interest Payment Dates*:	Interest on the Notes will be payable quarterly in arrears on February 1, 2013, May 1, 2013, August 1, 2013, November 1, 2013, February 3, 2014 and the Maturity Date (each such day, an "Interest Payment Date"), unless we redeem the Notes early, in which case the final Interest Payment Date will be the Interest Payment Date on which the Notes are redeemed early. See "Selected Purchase Considerations — Quarterly Interest Payments" in this term sheet for more information.
Payment at Maturity:	If the Notes have not been redeemed early, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Knock-In Event has occurred and the performance of the Reference Stock. If the Notes have not been redeemed early, for each $1,000 principal amount Note, in addition to any accrued and unpaid interest, you will receive at maturity: • if a Knock-In Event has not occurred, $1,000; • if (a) a Knock-In Event has occurred and (b) we have not elected to exercise our physical settlement option, an amount in cash calculated as follows: $1,000 + ($1,000 × Stock Return) *You will lose some or all of your principal at maturity if the Notes have not been redeemed early, a Knock-In Event has occurred and we have not elected to exercise our physical settlement option.* • if (a) a Knock-In Event has occurred and (b) we have elected to exercise our physical settlement option, (i) an amount of shares of the Reference Stock equal to the Physical Delivery Amount and, (ii) if applicable, a cash amount equal to the Fractional Share Amount *times* the Final Price. *If the Notes have not been redeemed early, a Knock-In Event has occurred and we have elected to exercise our physical settlement option, you will receive shares of the Reference Stock that will most likely be worth less than the principal amount of your Notes and may have no value.*
Knock-In Event:	A Knock-In Event occurs if the Final Price is less than the Knock-In Barrier.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Payment Date" and "Description of Notes — Postponement of the Final Valuation Date" in the accompanying product supplement no. BC-1-I

Investing in the Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. BC-1-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the Notes through one or more of our affiliates.
(2) If the Notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $16.50 per $1,000 principal amount Note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $11.50 per $1,000 principal amount Note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes. The actual commission received by JPMS may be more or less than $16.50 and will depend on market conditions on the Initial Valuation Date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $20.00 per $1,000 principal amount Note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-40 of the accompanying product supplement no. BC-1-I.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 29, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. BC-1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. BC-1-I dated October 29, 2012. **This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. BC-1-I, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. BC-1-I dated October 29, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212006198/e50463_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Stock Return:	Final Price – Initial Price Initial Price
Physical Delivery Amount:	The number of shares of the Reference Stock per $1,000 principal amount of the Notes equal to $1,000 *divided* by the Initial Price, rounded down to the nearest whole number, subject to adjustments
Fractional Share Amount:	The number of fractional shares resulting from *dividing* $1,000 by the Initial Price, subject to adjustments
Initial Price:	The closing price of the Reference Stock on the Initial Valuation Date, *divided* by the Stock Adjustment Factor, subject to adjustments
Final Price:	The closing price of the Reference Stock on the Final Valuation Date
Stock Adjustment Factor:	Set equal to 1.0 on the Initial Valuation Date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. BC-1-I.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US** — The Notes will pay interest at the Interest Rate specified on the cover of this term sheet, assuming no early redemption, which is higher than the yield currently available on debt securities of comparable maturity issued by us. **Because the Notes are our unsecured and unsubordinated obligations, payment of any amount on the Notes is subject to our ability to pay our obligations as they become due.**

- **QUARTERLY INTEREST PAYMENTS —** The Notes offer quarterly interest payments as specified on the cover of this term sheet, assuming no early redemption. Interest on the Notes will be payable quarterly in arrears on February 1, 2013, May 1, 2013, August 1, 2013, November 1, 2013, February 3, 2014 and the Maturity Date (each such day, an "Interest Payment Date"), unless we redeem the Notes early, in which case the final Interest Payment Date will be the Interest Payment Date on which the Notes are redeemed early. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE EARLY REDEMPTION FEATURE** — If we elect to redeem the Notes early, on the Interest Payment Date, for each $1,000 principal amount Note, you will receive the Redemption Price of $1,000 *plus* any accrued and unpaid interest to but excluding the Interest Payment Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT REDEEMED EARLY** — If the Notes have not been redeemed early, we will pay you your principal back at maturity only if a Knock-In Event has not occurred. A Knock-In Event occurs if the Final Price is less than the Knock-In Barrier. **However, if the Notes have not been redeemed early and if a Knock-In Event has occurred, you could lose the some or all of your principal amount at maturity.**

- **RETURN LINKED TO A SINGLE REFERENCE STOCK —** The return on the Notes is linked to the performance of a single Reference Stock, which is the common stock of Caterpillar. For additional information, see "The Reference Stock" in this term sheet.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. BC-1-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the Notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if your Notes are redeemed early and that, if not terminated, in circumstances where the payment you receive at maturity is less than $1,000 (excluding accrued and unpaid interest), requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Stock Return (or, alternatively, if we so elect, that requires you to purchase a number of shares of the Reference Stock equal to the Physical Delivery Amount from us for $1,000) and (y) a Deposit of $1,000 per $1,000 principal amount Note to secure your potential obligation under the Put Option. By purchasing the Notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for investors in the Notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

  We will determine the portion of each interest payment on the Notes that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the Notes. If the Notes had priced on October 26, 2012 and assuming an interest rate of 8.25% per annum, we would have allocated approximately 8.97% of each interest payment to interest on the Deposit and the remainder to Put Premium. The actual allocation that we will determine for the Notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Initial Valuation Date. Assuming that the treatment of the Notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an early redemption or at maturity.

  Non-U.S. Holders - Additional Tax Consideration

  Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of Notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the Notes, including possible alternative treatments, as well as the allocation of the purchase price of the Notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. BC-1-I dated October 29, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. If the Notes have not been redeemed early, we will pay you your principal back at maturity only if a Knock-In Event has not occurred. If the Notes have not been redeemed early and a Knock-In Event has occurred, you will receive at maturity either a cash payment that will be less than the principal amount of your Notes or a number of shares of the Reference Stock equal to the Physical Delivery Amount (and, if applicable, a cash payment in respect of the Fractional Share Amount). **The market value of the shares of the Reference Stock delivered to you as the Physical Delivery Amount (and, if applicable, the cash payment in respect of the Fractional Share Amount) will most likely be less than the principal amount of your Notes and may be zero. You may lose the entire principal amount of your Notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The Notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the Notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your Notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. BC-1 for additional information about these risks.

- **THE BENEFIT PROVIDED BY THE KNOCK-IN BARRIER MAY TERMINATE ON THE FINAL VALUATION DATE** — If the closing price of one share of the Reference Stock on the Final Valuation Date (*i.e.*, the Final Price) is less than the Knock-In Barrier, you will be fully exposed to any depreciation in the Reference Stock. Because the Final Price will be determined based on the closing price on a single trading day near the end of the term of the Notes, the price of the Reference Stock at the maturity date or at other times during the term of the Notes could be above the Knock-In Barrier. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the Notes or if there is significant volatility in the price of the Reference Stock during the term of the Notes, especially on dates near the Final Valuation Date.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — If the Notes are not redeemed early and a Knock-In Event does not occur, for each $1,000 principal amount Note, you will receive $1,000 at maturity *plus* any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the Notes are redeemed early, for each $1,000 principal amount Note, you will receive $1,000 on the applicable Interest Payment Date on which the Notes are redeemed *plus* any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the Notes.

- **THE EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — Upon an early redemption, the amount of interest payable on the Notes will be less than the full amount of interest that would have been payable if the Notes were held to maturity, and, for each $1,000 principal amount Note, you will receive $1,000 *plus* accrued and unpaid interest to but excluding the applicable Interest Payment Date on which the Notes are redeemed early.
- **REINVESTMENT RISK** — If your Notes are redeemed early, the term of the Notes may be reduced to as short as three months and you will not receive interest payments after the applicable Interest Payment Date on which the Notes are redeemed early. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are redeemed early. Our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold. Our election to redeem the Notes early may further limit your ability to sell your Notes and realize any appreciation in the value of your Notes.
- **SINGLE STOCK RISK** — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an Early Redemption described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
- **KNOCK-IN BARRIER APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the Notes have not been redeemed early, we will pay you your principal back at maturity only if a Knock-In Event has not occurred and the Notes are held to maturity. If the Notes have not been redeemed early and a Knock-In Event occurs, the benefit provided by the Knock-In Barrier will be eliminated and you will be fully exposed at maturity to any decline in the closing price of one share of the Reference Stock.
- **VOLATILITY RISK** — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Initial Valuation Date that the Reference Stock could close below the Knock-In Barrier on the Final Valuation Date. The Reference Stock's volatility, however, can change significantly over the term of the Notes. The closing price of one share of the Reference Stock could fall sharply on the Final Valuation Date, which could result in a significant loss of principal.
- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the Notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Stock and the Notes.
- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUER** — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet or in product supplement no. BC-1-I. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.
- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Initial Valuation Date and during the term of the Notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Notes declines.
- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the Notes in making these determinations.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any day, the value of the Notes will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. BC-1-I.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table and examples illustrate the hypothetical total return at maturity on the Notes. The "note total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity *plus* the interest payments received over the term of the Notes per $1,000 principal amount Note to $1,000. **The table and examples below assume that the Notes have not been redeemed early.** In addition, the following table and examples assume an Initial Price of $85.00 and an Interest Rate of 8.25% per annum over the term of the Notes (assuming no early redemption) and a Knock-In Barrier of $59.50 (equal to 70.00% of the hypothetical Initial Price). **In addition, if the Notes are redeemed early, your note total return and total payment may be less than the amounts indicated below.** Each hypothetical total return or total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Knock-In Event Has Not Occurred (1)		Knock-In Event Has Occurred (1)			
Final Price	Stock Return	Note Total Return	Total Payments over the Term of the Notes	Physical Delivery Amount (2)	Value of Fractional Share Amount (2)	Note Total Return (3)	Value of Total Payments over the Term of the Notes (3)
$153.0000	80.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$140.2500	65.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$127.5000	50.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$119.0000	40.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$110.5000	30.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$102.0000	20.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$93.5000	10.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$89.2500	5.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$85.0000	**0.00%**	**12.375%**	**$1,123.75**	**N/A**	**N/A**	**N/A**	**N/A**
$80.7500	-5.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$76.5000	-10.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$68.0000	-20.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$59.5000	-30.00%	12.375%	$1,123.75	N/A	N/A	N/A	N/A
$59.4915	-30.01%	N/A	N/A	11 shares	$45.493	-17.635%	$823.65
$51.0000	-40.00%	N/A	N/A	11 shares	$39.000	-27.625%	$723.75
$42.5000	-50.00%	N/A	N/A	11 shares	$32.500	-37.625%	$623.75
$34.0000	-60.00%	N/A	N/A	11 shares	$26.000	-47.625%	$523.75
$25.5000	-70.00%	N/A	N/A	11 shares	$19.500	-57.625%	$423.75
$17.0000	-80.00%	N/A	N/A	11 shares	$13.000	-67.625%	$323.75
$8.5000	-90.00%	N/A	N/A	11 shares	$6.500	-77.625%	$223.75
$0.0000	-100.00%	N/A	N/A	11 shares	$0.000	-87.625%	$123.75

(1) A Knock-In Event occurs if the Final Price is less than the Knock-In Barrier.

(2) If we elect to exercise our physical settlement option, you will receive on the Maturity Date for each $1,000 principal amount Note a number of shares of the Reference Stock equal to the Physical Delivery Amount (and, if applicable, a cash payment in respect of the Fractional Share Amount). The hypothetical Fractional Share Amount is 0.7647 per share.

(3) If we elect to exercise our physical settlement option, some or all of the payment at maturity will consist of shares of the Reference Stock. For purposes of the table and the examples below, the value of those shares is based on their value on the Final Valuation Date.

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Price of $85 to a Final Price of $110.50— a Knock-In Event has not occurred. Because the Notes have not been redeemed early and a Knock-In Event has not occurred, even though the Final Price is greater than the Initial Price by 30%, the investor receives total payments of $1,123.75 per $1,000 principal amount Note over the term of the Notes, consisting of interest payments of $123.75 per $1,000 principal amount Note over the term of the Notes and a payment at maturity of $1,000 per $1,000 principal amount Note. *This represents the maximum total payment an investor may receive over the term of the Notes.*

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Price of $85 to a Final Price of $59.50 — a Knock-In Event has not occurred. Because the Notes have not been redeemed early and a Knock-In Event has not occurred, even though the Final Price of $59.50 is less than its Initial Price of $85, the investor receives total payments of $1,123.75 per $1,000 principal amount Note over the term of the Notes, consisting of interest payments of $123.75 per $1,000 principal amount Note over the term of the Notes and a payment at maturity of $1,000 per $1,000 principal amount Note. *This represents the maximum total payment an investor may receive over the term of the Notes.*

Example 3: The closing price of one share of the Reference Stock decreases from the Initial Price of $85 to a Final Price of $51 — a Knock-In Event has occurred. Because the Notes have not been redeemed early and a Knock-In Event has occurred, the investor receives total payments with a value of $723.75 per $1,000 principal amount Note over the term of the Notes, consisting of interest payments of $123.75 per $1,000 principal amount Note over the term of the Notes and a payment at maturity with a value of $600 per $1,000 principal amount Note.

Under these circumstances, if we have elected to exercise our physical delivery option, the payment at maturity will consist of 11 shares of the Reference Stock with a combined value of $561 and a cash payment of $39 in respect of the Fractional Share Amount. If we have not elected to exercise our physical settlement option, the payment at maturity will be a cash payment calculated as follows:

$$[\$1,000 + (\$1,000 \times -40\%)] = \$600$$

Example 4: The closing price of one share of the Reference Stock decreases from the Initial Price of $85 to a Final Price of $0 — a Knock-In Event has occurred. Because the Notes have not been redeemed early and a Knock-In Event has occurred, the investor receives total payments of $123.75 per $1,000 principal amount Note over the term of the Notes, consisting solely of interest payments of $123.75 per $1,000 principal amount Note over the term of the Notes.

The hypothetical returns and hypothetical payments on the Notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Public Information

All information contained herein on the Reference Stock and on Caterpillar is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Caterpillar is a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The common stock of Caterpillar, par value $1.00 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Caterpillar in the accompanying product supplement no. BC-1-I. Information provided to or filed with the SEC by Caterpillar pursuant to the Exchange Act can be located by reference to SEC file number 001-00768, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 5, 2007 through October 26, 2012. The closing price of the Reference Stock on October 26, 2012 was $84.25. We obtained the closing prices from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock on the Initial Valuation Date or the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock issuer will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

